

07003612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66957

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Trading Institutional

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 East Las Colinas Blvd
(No. and Street)

Irving (City) TX (State) 75039 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Roth 201-557-6931
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC RECEIVED MAR - 1 2007 WASH. D.C. 151 SECTION

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of the firm Direct Trading Institutional, L.P., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Direct Trading Institutional, L.P. as of December 31, 2006 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

Mark Gulis
Managing Director / Chief Operating Officer

Daniel J. Roth
Controller

Sharon Gautier Lopez
Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

Direct Trading Institutional, L.P.

Statement of Financial Condition
December 31, 2006


SEC MAIL PROCESSING
RECEIVED
MAR - 2007
151

Direct Trading Institutional, L.P.
Index
December 31, 2006

Page(s)



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Direct Trading Institutional, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Direct Trading Institutional, L.P. (the "Partnership) at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2007

Direct Trading Institutional, L.P.
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	3,337,955
Receivable from brokers, dealers and clearing organizations		14,475,776
Receivable from affiliates		10,356
Fixed assets at cost, less accumulated depreciation of $36,215		60,566
Goodwill		33,407,963
Intangible assets, less accumulated amortization of $3,477,500		16,522,500
Other assets		481,026
Total assets	**$**	**68,296,142**
Liabilities and Partners' Capital		
Liabilities		
Accrued soft dollar expense	$	3,387,937
Payable to brokers and dealers		439,461
Accrued compensation expense		964,379
Payable to affiliates		584,387
Accrued expenses and other liabilities		286,724
Total liabilities		5,662,888
Commitments and contingent liabilities (Note 5)		
Partners' capital		62,633,254
Total partners' capital		62,633,254
Total liabilities and partners' capital	**$**	**68,296,142**

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Direct Trading Institutional, L.P. (the "Company"), a limited partnership organized in the state of Delaware, provides institutions with direct access trading through an advanced electronic platform. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and National Futures Association. The Company's general partner is DT Holdings (GP) LLC and its limited partner is DT Holdings (LP) LLC. The Company's ultimate parent is Knight Capital Group, Inc. ("KCG").

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents represent money market accounts which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Goodwill and Intangible Assets
The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets*, which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The Company has no intangible assets with indefinite lives. Other intangible assets are amortized over their useful lives.

Accrued Soft Dollar Expense
The Company conducts some of its business within the safe harbor of Section 28(e) of the Securities Act of 1934 as amended. The Company executes brokerage transactions for its customers at a negotiated commission rate. As an incentive to use the facilities of the Company for the execution of such brokerage transactions, the Company has developed a system to provide third party research services to certain of its clients based upon the frequency of use of its facilities.

Third party research paid for in advance of the execution of brokerage transactions is reflected as an asset and expensed as the related commission income is earned. A liability is recorded for research expense when commission income is earned. Prepaid research expense incurred on behalf of clients that elect not to use the facilities of the Company for the execution of brokerage transactions will be expensed at the time it is determined the facilities will not be used. At December 31, 2006, the Company had approximately $408,000 in prepaid research expense included within Other assets on the Statement of Financial Condition.

Depreciation and Amortization
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets.

Stock-Based Compensation
On January 1, 2006, the Company (in conjunction with KCG) adopted SFAS 123-R *Share-Based Payment* ("SFAS No. 123-R") using the "modified prospective approach." Under SFAS No. 123-R, the grant date fair values of stock-based employee awards that require future service are amortized over the relevant service period. Prior to the adoption of SFAS No. 123-R, the Company applied Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its stock option plans. As options that were granted to employees prior to the adoption of SFAS No. 123-R were granted at the then market value, no compensation expense had been recognized for the fair values of such grants under APB 25.

Upon the adoption of SFAS No. 123-R, the Company changed its expense attribution method for options. For option awards granted subsequent to the adoption of SFAS No. 123-R, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award, which is the same methodology that the Company uses to account for restricted share awards. For unvested option awards granted prior to the adoption of SFAS No. 123-R, the Company will continue to recognize compensation cost using a graded-vesting method (as it had on a pro-forma basis previously). The graded-vesting method recognizes compensation cost separately for each vesting tranche.

Additionally, SFAS No. 123-R requires expected forfeitures to be considered in determining stock-based employee compensation expense. Prior to the adoption of SFAS No. 123-R, forfeiture benefits were recorded as a reduction to the Company's actual compensation expense in the case of restricted shares, or pro-forma compensation expense in the case of options, when an employee left the firm and forfeited the award. For the year ended December 31, 2006, the firm recorded a benefit for expected forfeitures on all outstanding stock-based awards.

For stock-based payments issued after the adoption of SFAS No. 123-R, the Company applies a non-substantive vesting period approach whereby the expense is accelerated for those employees that receive awards and are eligible to retire prior to the award vesting. Prior to the adoption of SFAS No. 123-R, the Company applied a nominal vesting approach for employee stock-based compensation awards with retirement eligible provisions. Under the nominal vesting approach, the Company recognized actual and pro-forma compensation cost over the vesting period and, if the employee retired before the end of the vesting period, the Company recognized any remaining unrecognized compensation cost at the date of retirement.

Other
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ from these estimates.

3. Goodwill and Intangible Assets

At December 31, 2006, the Company had goodwill and intangible asset balances of $33.4 *million* and $16.5 million, respectively, which resulted from the purchase of Direct Trading Institutional, Inc. in June of 2005 and a contingent payment made in 2006.

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company's goodwill and intangible assets are tested in conjunction with the Company's business segment within KCG. The test considers the profitability, assessment of fair value as well as the overall market value of the Company and the whole KCG business segment compared to the net book value. In June 2006, the Company tested for the impairment of goodwill and intangible assets and concluded that there was no impairment.

Intangible assets, which are primarily customer relationships, are all deemed to have finite lives and are being amortized over their useful lives, which have been determined to range from two to thirty years.

4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements comprise the following:

Computer hardware	$ 45,263
Computer software	35,677
Leasehold Improvements	15,841
	96,781
Less: accumulated depreciation and amortization	36,215
	$ 60,566

5. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses. In addition, the Company leases certain computer and office equipment under noncancelable operating leases. As of December 31, 2006, future minimum rental commitments under all noncancelable office leases and computer and equipment leases ("Office Leases") as well as guaranteed employment contracts longer than one year are as follows:

Year Ending December 31,	Office Leases	Employment Contracts	Total
2007	$ 185,710	$ 650,000	$ 835,710
2008	114,153	640,000	754,153
2009	82,268	-	82,268
2010	20,637	-	20,637
	$ 402,768	$ 1,290,000	$ 1,692,768

From time to time, the Company has been named as a defendant in legal actions and is subject to inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the operations or the financial position of the Company.

6. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total equity shares traded by the Company during the year. For the year ended December 31, 2006, no client accounted for more than 10% of the Company's order flow, as measured in sales volume.

7. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Restricted Shares

Eligible employees receive KCG restricted shares as a portion of their total compensation. Restricted share awards generally vest ratably over three years. KCG has the right to fully vest employees in their option grants and awards upon retirement and in certain other circumstances. Awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

The Company measures compensation cost related to restricted shares based on the market value of KCG's common stock at the date of grant, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date.

The Company granted 71,500 shares of KCG restricted stock with a weighted average grant date price of $14.30 in 2006.

Stock Options

KCG's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date. Options generally vest ratably over a three year period and expire on the tenth anniversary of the grant date, pursuant to the terms of the option agreements. KCG has the right to fully vest employees in their awards upon retirement and in certain other circumstances. Awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

The fair value of each option granted is estimated as of its respective grant date using the Black-Scholes option-pricing model. Stock options granted have exercise prices equal to the market value of KCG's common stock at the date of grant as defined by the Stock Plans. The principal assumptions utilized in valuing options and the methodology for estimating such model inputs include: 1) risk-free interest rate - estimate is based on the yield of U.S. zero coupon securities with a maturity equal to the expected life of the option, 2) expected volatility - estimate is based on several factors including implied volatility of market-traded options on KCG's common stock on the grant date and the historical volatility of KCG's common stock and 3) expected option life - estimate is based on internal studies of historical experience and projected exercise behavior based on different employee groups and specific option characteristics, including the effect of employee terminations. Based on the results of the model, the weighted-average fair value of the 50,000 stock options granted during 2006 was $4.09. The weighted-average assumptions used during 2006 were as follows:

Weighted Average Black-Scholes Assumptions

Dividend yield	0.0%
Expected volatility	40.0%
Risk-free interest rate	4.8%
Expected life (in years)	3.5

There were no option grants to employees of the Company prior to 2006.

8. Related Party Transactions

The Company pays an affiliate a fee for executing certain transactions with shared customers. At December 31, 2006, the Company owed $378,000 related to these transactions. This amount is included within Payable to affiliates on the Statement of Financial Condition.

Certain corporate overhead expenses are paid by KCG or an affiliate of the Company for the Company. These bills are paid by KCG or the affiliate, as they are usually part of larger bills of KCG and its affiliates. The amounts owed to KCG and its affiliates are paid on a timely basis by the Company. At December 31, 2006, the Company owed $196,000, related to these corporate overhead expenses, to KCG and its affiliates. This amount is included within Payable to affiliates on the Statement of Financial Condition.

9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. Additionally, pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing agent and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to the right.

10. Net Capital Requirement

As a registered broker-dealer and an NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2006, the Company had net capital of $11.0 million which was $10.7 million in excess of its required net capital of $378,000.


END